5-81674

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM CB

(Amendment No. 1)

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	[ ]
Securities Act Rule 802 (Exchange Offer)	[X]
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	[ ]
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	[ ]
Exchange Act Rule 14e-2(d) (Subject Company Response)	[ ]
Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)	[X]

Daiwa Rakuda Kogyo Kabushiki Kaisha
(Name of Subject Company)

Daiwa Rakuda Industry Co., Ltd.
(Translation of Subject Company's Name into English (if applicable)

Japan
(Jurisdiction of Subject Company's Incorporation or Organization)

Daiwa House Industry Co., Ltd.
(Name of Person(s) Furnishing Form)

Common Shares
(Title of Class of Subject Securities)

Not Applicable
(CUSIP Number of Class of Securities (if applicable))

Hidenori Nakagawa
TMI Associates
23rd Floor, Roppongi Hills Mori Tower
6-10-1 Roppongi, Minato-ku, Tokyo 106-6123, Japan
Telephone: +81 (0) 3-6438-5511
(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

March 13, 2006
(Date Tender Offer/Rights Offering Commenced)

PART I – INFORMATION SENT TO SECURITY HOLDERS

Item 1. Home Jurisdiction Documents

(a) The Proxy Statement of Daiwa House Industry Co., Ltd., dated June 12, 2006, is attached hereto as Attachment 1(a).

(b) Not applicable.

Item 2. Informational Legends

A legend compliant with Rule 802(b) under the Securities Act of 1933, as amended, is included on the first page of each of the documents filed as Exhibit A and Exhibit B.

PART II – INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

(1) The following documents are furnished as exhibits to this Amendment to this Form CB:

Exhibit No.	Description
A	English translation of press release, dated March 13, 2006, and submitted to the Tokyo JASDAQ Stock Exchange, Inc., the Osaka Securities Co., Ltd. and the Jasdaq Securities Exchange, Inc., concerning three stock-for-stock exchange agreements approved by the boards of directors of Daiwa Logistics Co., Ltd., Daiwa Kosho Lease Co., Ltd., Daiwa Rakuda Industry Co., Ltd. and Daiwa House Industry Co., Ltd., respectively.*
B	English translation of current report, dated March 14, 2006 and filed with Kinki Financial Bureau Office in Japan, concerning three stock-for-stock exchange agreements approved by the boards of directors of Daiwa Logistics Co., Ltd., Daiwa Kosho Lease Co., Ltd., Daiwa Rakuda Industry Co., Ltd. and Daiwa House Industry Co., Ltd., respectively.*
C	Power of Attorney dated March 13, 2006, pursuant to which Daiwa House Industry Co., Ltd. grants Hidenori Nakagawa the authority to execute the Forms CB and Form F-X to be filed by Daiwa House Industry Co., Ltd. in connection with three stock-for-stock exchange agreements approved by the boards of directors of Daiwa Logistics Co., Ltd., Daiwa Kosho Lease Co., Ltd., Daiwa Rakuda Industry Co., Ltd. and Daiwa House Industry Co., Ltd., respectively.*

*Previously furnished on Form CB on March 14, 2006.

PART III – CONSENT TO SERVICE OF PROCESS

A written irrevocable consent and power of attorney on Form F-X was filed with the Securities and Exchange Commission (the "SEC") on March 14, 2006. Daiwa House Industry Co., Ltd. will promptly communicate any change in the name or address of its agent for service of process to the SEC by amendment of the Form F-X.

PART IV – SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DAIWA HOUSE INDUSTRY CO., LTD.

By: H. Nakagawa

Name: Hidenori Nakagawa
Title: Attorney-in-Fact

Date: June 13, 2006

Attachment 1(a)

WITH RESPECT TO THE STOCK-FOR-STOCK EXCHANGE AGREEMENT AMONG DAIWA LOGISTICS CO., LTD., DAIWA KOSHO LEASE CO., LTD., DAIWA RAKUDA INDUSTRY CO., LTD. AND DAIWA HOUSE INDUSTRY CO., LTD.

This exchange offer or business combination is made for the securities of a foreign company. The offer is subject to disclosure requirements of a foreign country that are different from those of the United States. Financial statements included in the document have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws, since the issuer is located in a foreign country, and some or all of its officers and directors may be residents of a foreign country. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of United States securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a United States court's judgment.

Access to the Place of General Meeting of Shareholders

Conference Room on the 2nd Floor,

Daiwa House Osaka Building, 3-3-5, Umeda, Kita-ku, Osaka


N
JR大阪駅
大丸
百貨店
阪急百貨店
阪神百貨店
大阪
中央郵便局
ヒルトンプラザ
ウエスト
ヒルトンプラザ
イースト
ハービス
エント
会場

- 5 minute-walk from Sakurabashi Exit, JR Osaka Station
- 5 minute-walk from West Gate Exit, Hanshin Umeda Station
- 5 minute-walk from North Gate Exit, Yotsuhashi Subway Line Nishi-Umeda Station
- 12 minute-walk from 3rd Floor Gate Exit, Hankyu Umeda Station

* Directly linked by Osaka Garden City underground path way.

(Translation)

Security Code: 9918
June 12, 2006

Dear Shareholders:

Kenji Ito
President and Representative Director
Daiwa Rakuda Industry Co., Ltd.
1-5-16, Awaza, Nishi-ku, Osaka,
Osaka, Japan

Notice of the 35th Ordinary General Meeting of Shareholders

Please take notice that the 35th Ordinary General Meeting of Shareholders of the Company will be held as described below and you are cordially requested to attend the meeting.

If you are unable to attend the meeting, you can exercise your voting right by submitting a written statement. In such a case, you are kindly requested to review the reference materials provided, indicate your vote of approval or disapproval to each proposal on the enclosed Proxy Statement and return the Proxy Statement to us. The Proxy Statement must be received by 6:00 p.m. on Monday, June 26, 2006.

The 35th Ordinary General Meeting of Shareholders

1.	Date and time:	Tuesday, June 27, 2006 at 10:00 a.m.
2.	Place of meeting:	Conference Room on the 2nd Floor, Daiwa House Osaka Building 3-3-5, Umeda, Kita-ku, Osaka (Please see the attached access map)
3.	Purpose of the meeting	
	Matters to be reported:	The Business Report, the Balance Sheet and the Statement of Income for the 35th Fiscal Year (from April 1, 2005 to March 31, 2006)

Matters to be resolved:

Proposal 1	Approval of the proposed appropriation of retained earnings for the 35th fiscal year
Proposal 2	Approval of the Stock for Stock Exchange Agreement between the Company and Daiwa House Industry Co., Ltd.
Proposal 3	Partial amendment to the Company's Articles of Incorporation
Proposal 4	Election of eleven (11) directors
Proposal 5	Election of two (2) statutory auditors

- In attending the meeting, please present the enclosed Proxy Statement to a receptionist at the place of meeting.
- In case of any change in the reference materials and other documents attached hereto, the change shall be announced through the Company's website (http://www.daiwarakuda.co.jp).

(Exhibit)

Business Report

(from April 1, 2005 to March 31, 2006)

1. Operating Overview

(1) Operating Developments and Results

During the relevant fiscal year, in spite of several economic concerns such as soaring oil prices and arise in material prices, Japanese economy continued to recover. Such upward trend in the Japanese economy includes continuous growth in capital investment backed by favorable corporate profits, and improvement of employment and income situations resulting in gradual pickup of consumer spending.

In the housing industry, which is strongly related to our company's business, the number of houses built for leases or sales purposes increased due to a large number of constructions of leasing apartments for investment purposes and due to commencements of construction of large condominium complexes in the Tokyo metropolitan area. Commencements of housing construction recorded increases for three consecutive years and reached in the current fiscal year 1.24 million houses.

In the construction industry, sluggish growth in public works was continuously made up for by private demand.

Under such environment, the business condition of our principal business operations is as follows:

- The interior and exterior division is working to expand sales of our products and services to housing manufacturers as well as starting infill business in which we make suggestions of options for interior design for condominiums.
- The space systems division is aggressively working to receive orders in the interior business and interior finishing work for shops and medical and nursing care facilities as well as for establishing a system to cope with orders of renovations of showrooms.

- The leasing division is strengthening its business of selling and renting out for various events and to governmental bodies, equipment, fixtures, and fittings. We also started the business of leasing shredders.
- Additionally, we newly established a distribution center in Kanagawa prefecture to expand our leasing business in the Kanto area, with 1,683 million yen invested for land and building. For full-fledged operation starting in May 2006, various measures were implemented to improve logistics system.

As a result, sales of this fiscal year increased to 41,483 million yen, up 4.9% from the previous year. The company recorded the ordinary profit of 2,315 million yen, up 86.2% from the previous year and supported by improved cost prices and favorable management of pension funds. Net income increased by 14.4% from the previous year to 891 million yen after recording impairment loss on fixed assets as extraordinary loss.

(2) Tasks of the Company

It is expected that economic conditions will continue to recover, supported by strong corporate performance and private demand. There are, however, some destabilizing factors such as soaring oil prices and currency movement.

Under these circumstances, we have been reinforcing our corporate governance system and business operation system which facilitate a quick response to changes in the business environment. We also introduced an executive officer system as of May 1, 2006 to foster human resources that carry forward the management for the next generation. Additionally, we will improve production efficiency by renovating our production system as well as reducing the cost price by improved efficiency of logistics achieved by an enhanced delivery system.

We would like to ask our shareholders for their continued support and cooperation with our Company.

(3) Sales by Division

Division	Amount of Sales (thousands of yen)	Year-on-Year Growth Ratio (%)	Composition Ratio (%)
Interior & Exterior Division	23,709,963	9.1	57.2
Space Systems Division	4,289,054	7.0	10.3
Leasing Division	8,499,383	8.8	20.5
Real-Estate Leasing Division	3,863,030	(24.0)	9.3
Others	1,121,997	23.7	2.7
Total	41,483,427	4.9	100

Notes:

1. Amounts above are rounded down to the nearest thousand.
2. Year-on-Year growth ratios and composition ratios are rounded off to two places of decimal.

(4) Operating Results and Changes in Assets

Section	32nd Fiscal Year 2002	33rd Fiscal Year 2003	34th Fiscal Year 2004	35th Fiscal Year 2005
Amount of Sales (Thousands of Yen)	38,232,801	38,470,261	39,549,877	41,483,427
Net Income (loss) (Thousands of Yen)	(1,880,270)	410,609	779,928	891,899
Net Income (loss) per Share	(74.33)	16.68	31.64	35.32
Total Assets (Thousands of Yen)	35,643,790	35,686,362	36,554,742	38,972,603
Net Assets (Thousands of Yen)	20,268,775	21,397,236	21,737,165	23,689,236

(Notes)

1. Amounts above for amount of sales, net income (loss), total assets and net assets are rounded down to the nearest thousand.
2. Amounts for net income per share are divided by the average number of shares during the relevant fiscal year and rounded down to the nearest .01 yen.
3. For the 32nd fiscal year, the main factor of net loss was recording of loss on the revaluation of investment securities, and one-time amortization of unrecognized difference of retirement benefits.

2. Summary of the Company (as of March 31, 2006)

(1) Principal Business

Division	Content of Business
Interior & Exterior Division	Production, construction and sales of household equipment, metal material for housing, and other building materials Interior coordination and interior finish work Design, construction, and sales of interior products
Space Systems Division	Production and sales of office furniture and furniture for business Total coordination of offices and stores Subcontract of renovation work and interior finishing work
Leasing Division	Renting, leasing and sales of business equipment, fixtures, air-conditioning equipment, electric appliances, etc.
Real-Estate Leasing Division	Real-estate leasing including housing showrooms
Others	Life and non-life insurance agency business, etc.

(2) Offices and factories

Registered Head Office: 1-5-16 Awaza, Nishi-ku, Osaka 550-0011 (Daiwa Building)

Office / Factory	Office and Factory
Branch	Tokyo Branch, Tohoku Branch (Miyagi Prefecture), Kita-Kanto Branch (Saitama Prefecture), Chiba Branch, Yokohama Branch, Nagoya Branch, Kobe Branch, Okayama Branch, Hiroshima Branch, Shikoku Branch (Kagawa Prefecture), Fukuoka Branch
Office	Sapporo Office, Morioka Office, Ibaraki Office, Takasaki Office (Gumma Prefecture), Hachioji Office (Tokyo), Niigata Office, Nagano Office, Kanazawa Office, Gifu Office, Shizuoka Office, Aichi-Higashi Office (Aichi Prefecture), Mie Office, Kyoto Office, Minami-Osaka Office (Osaka Prefecture), Yonago Office (Tottori Prefecture), Yamaguchi Office, Kagoshima Office, Okinawa Office
Factory	Mie Factory, Tsukuba Factory (Ibaraki Prefecture)

(3) Stock Situation

(i) Total number of shares to be issued by the Company:

80,000,000 ordinary shares

(ii) Total number of shares already issued by the Company:

25,300,000 ordinary shares

(iii) Number of shareholders at the end of this term:

1,854

(iv) Principal shareholders

Name of shareholder	Investment situation to the Company		Investment situation to the Company	
	Number of shares held	Shareholding Ratio	Number of shares held	Shareholding Ratio
	thousands of shares	%	thousands of shares	%
Daiwa House Industry Co., Ltd.	11,732	46.3	2,309	0.4
Daiwa Kosho Lease Co., Ltd.	1,867	7.3	857	0.5
The Bank of Tokyo-Mitsubishi UFJ, Ltd.	664	2.6	—	—
Mizuho Corporate Bank, Ltd.	633	2.5	—	—
Sumitomo Mitsui Banking Corporation	620	2.4	—	—
Credit Suisse First Boston Europe PB Sec Int Non-Treaty Client	619	2.4	—	—
Shigeo Ishibashi	556	2.1	—	—

(Note)

1. Number of shares held is rounded down to the nearest thousand.
2. Shareholding Ratio is rounded off to two decimal places.
3. The Company, which is excluded from the table above, holds 1,297 thousand shares of treasury stock.
4. The Bank of Tokyo-Mitsubishi UFJ, Ltd. was formed through a merger of The Bank of Tokyo-Mitsubishi, Ltd. and The UFJ Bank, Limited, effective on January 1, 2006.

(4) Acquisition, Disposition, and Holding of Treasury Stock

1. Acquired shares: 8,180 ordinary shares

   Total value of shares acquired 5,392 thousand yen

2. Disposed or invalidated shares: None

3. Shares held at the end of this term: 1,297,842 ordinary shares

(5) Employee Information

Number of Employees	Change in the Number of Employees from the End of the Previous Fiscal Year	Average Age of Employees	Average Length of Service
610	+43	36.9 years old	10.6 years

(Note) Numbers for average age and average length of service are rounded off the two decimal places or lower.

(6) Business Combination Information

The Company is a consolidated subsidiary of Daiwa House Industry Co., Ltd., which holds 46.3% (11,732 thousand shares) of the Company shares. The transaction amount with Daiwa House Industry Co., Ltd. during the current fiscal year accounts for 52.5% of the Company sales.

At the meeting of the board of directors held on March 13, 2006, the Company passed a resolution to become a wholly-owned subsidiary of Daiwa House Industry Co., Ltd. as of August 1, 2006 through a stock-for-stock exchange, and entered into a stock-for-stock exchange agreement with Daiwa House Industry Co., Ltd. on the day of that meeting.

As to the exchange rate for stock-for-stock exchange, the Company's shareholders will receive 0.455 shares of Daiwa House Industry Co., Ltd. for one share of the Company.

(7) Directors and Statutory Auditors

Title	Name	Responsibilities
President	Kenji Ito	
Executive Managing Director	Katsumi Masumura	Senior Sales Director, Director of Kanto Region, Director of Tohoku Region
Managing Director	Shuji Uemura	Chief Director of Administration
Managing Director	Kiyonori Kishishita	Chief Director of Technologies, Director of Production Quality Management
Managing Director	Taku Anamizu	Director of Space System Business, President of Osaka Office
Director	Kiminori Nakagama	Director of Kyushu Region, President of Fukuoka Office
Director	Masami Yokotake	Director of Chugoku and Shikoku, President of Okayama Office
Director	Shuji Hashimoto	Director of Chubu Region
Director	Kunio Nishida	Director of Housing Equipment Business
Director	Hiroshi Hirata	Director of Leasing Business, Director of Kinki Region
Director	Taiyo Kinoshita	Director of Product Development
Statutory Auditor (standing)	Yoshikazu Takamatsu	
Statutory Auditor	Mitsuo Funazu	Executive Vice President

		of Daiwa House Industry Co., Ltd.
Statutory Auditor	Tsugio Hamada	Director of Daiwa House Industry Co., Ltd.

(Note)

1. Change of Directors during the current fiscal year

    i. Taku Anamizu was newly elected as Director at the 34th General Meeting of Shareholders held June 27, 2005, and assumed that position.

    ii. Takeo Higuchi, chairman, retired as of the closing of the 34th General Meeting of Shareholders held June 27, 2005.

2. Mitsuo Funazu (statutory auditor) and Tsugio Hamada (statutory auditor) are outside statutory auditors.

(8) Fees to be paid to Independent Auditor

The amount of compensation payable to the Independent Auditor by the Company is shown below:

	Amount of Compensation
① Total amount of compensation payable to the Independent Auditor by the Company	29,500 thousand yen
② Of the amount shown in ① above, total amount of compensation payable to the Independent Auditor by the Company in consideration for audits and other assurance services defined in Article 2(1) of the Certified Public Accountant Law	25,000 thousand yen
③Of the amount shown in ② above, total amount of compensation payable by the Company for audits and other services	25,000 thousand yen

(Note) Because audit agreements between the Company and independent auditors do not make a clear distinction between the amount of compensation. for audit under "The Law for Special Exceptions to the Commercial Code Concerning Audits, etc.", and the amount of compensation for audit under "The Securities and Exchange Law", the total amount of compensation. for these audits are shown in ③ above.

Non-Consolidated Balance Sheets
(As of March 31, 2006)

(Unit: Thousands of Yen)

Accounts	Amount	Accounts	Amount
(Assets)		(Liabilities)	
Current Assets	15,215,022	Current Liabilities	10,936,524
Cash and Deposits	6,714,081	Accounts Payable - Trade	6,835,270
Notes Receivable	1,480,426	Accounts Payable - Other	231,565
Accounts Receivable - Trade	5,268,511	Accrued Expenses	489,284
Goods	316,360	Income Taxes Payable	523,965
Products	340,420	Advance Received	714,827
Raw Materials	351,221	Deposits Payable	1,624,073
Inventories - Work in Process	3,264	Allowance for Bonuses	517,538
Supplies	26,260	Fixed Liabilities	4,346,841
Prepaid Expense	202,848	Allowance for Employees' Retirement Benefits	2,736,429
Deferred Tax Assets	444,658	Long-term Deposits Received	1,079,729
Other	102,220	Deferred Tax Liabilities on Land Revaluation	405,932
Allowance for Doubtful Accounts	(35,251)	Other	124,750
Fixed Assets	23,757,580	Total Liabilities	15,283,366
Tangible Fixed Assets	14,917,970	(Stockholders' Equity)	
Company Properties	5,171,191	Common Stock	4,345,843
Buildings	1,360,192	Capital Surplus	5,328,364
Structures	125,872	Additional Paid In Capital	1,100,000
Machinery and Equipment	316,420	Other Capital Surplus	4,228,364
Automobile	486	Gains on Decrease of Capital Reserve	4,228,364
Furniture and Fixtures	86,823	Retained Earning	11,433,112
Land	3,281,396	Legal Reserve	10,832,777
Assets for Rentals	9,746,778	Reserve for Advanced Depreciation	32,777
Equipment for Rentals	1,010,703	Other Reserves	10,800,000
Real Estate for Rentals	8,736,074	Retained Earning End of Year	600,334
Investments and Other Assets	8,839,610	Land Revaluation Differences	(195,005)
Investment Securities	7,594,741	Unrealized Gain on Securities	3,240,338
Long-term Prepaid Expense	136,502	Treasury Stock	(463,415)
Deposits	519,316		
Guarantee Deposits	37,527	Total Stockholders' Equity	23,689,236
Deferred Tax Assets	137,880		
Other	418,860		
Allowance for Doubtful Accounts	(5,218)		
Total Assets	38,972,603	Total Liabilities/Stockholders' Equity	38,972,603

Note:
1. Amounts above are rounded down to the nearest thousands of Yen.
2. Principal accounting policies are as set forth in the pages to follow the statement of income.

Non-Consolidated Statement of Income
(From April 1, 2005, to March 31, 2006)

(Unit: Thousands of Yen)

Section		Accounts	Amount	
Income & Expense From Ordinary Operations	Operating Income & Expense	Operating Revenue		
		Sales	41,483,427	41,483,427
		Operating Expense		
		Cost of Sales	31,832,162	
		Selling, General & Administrative Expense	7,389,120	39,221,282
		Operating Income		2,262,144
	Non-Operating Income & Expense	Non-Operating Revenue		
		Interest & Dividend Received	56,580	
		Other Non-Operating Revenue	32,904	89,484
		Non-Operating Expense		36,226
		Income from Ordinary Operations		2,315,402
Extraordinary Income & Expense		Extraordinary Income		
		Gains on Sales of Golf Club Memberships	20,000	
		Gains on Recovery of Actuarial Liability	6,145	26,145
		Extraordinary Expense		
		Loss on Impairment	494,898	
		Retirement Benefits for Directors	125,750	620,648
		Income Before Income Taxes		1,720,899
		Current Income Taxes	678,000	
		Deferred Income Taxes	151,000	829,000
		Net Income		891,899
		Retained Earning Beginning of Year		25,941
		Reverse in Reserve by Land Evaluation		(317,505)
		Retained Earning End of Year		600,334

Note:

1. Amounts above are rounded down to the nearest thousands of Yen.
2. Principal accounting policies are as set forth in the pages to follow the income statement.

Note:

Significant Accounting Policies

1. Securities

- Other Securities:
  - Marketable securities are stated at fair value with changes in unrealized holding gains or losses recorded as capital, using the moving-average cost method to calculate the selling price as of the accounting settlement date.
  - Non-marketable equity securities are stated at cost based on the moving-average cost method.

2. Inventories

Merchandise, products, work in process, and raw materials are stated at cost, as determined on the weighted average cost method.

Materials and supplies are stated at cost, as determined based on the last purchase price method.

3. Property and Equipment

Property and equipment are stated at cost. Depreciation of real estate for lease is computed on the straight line method over the lease period (primarily 4, 15 or 20 years); depreciation of the equipment for lease is on the straight line method based on the primary estimated useful lives of 5 to 10 years; and depreciation of other property and equipment is on the declining balance method.

However, small amount of depreciable assets with the acquisition costs 100,000 yen or more and not exceeding 200,000 yen have been evenly depreciated over 3 years.

Depreciation of the buildings acquired on and after April 1, 1999 excluding the equipment attached to the buildings, has been computed on the straight line method based on the primary estimated useful lives.

Building:	31 to 38 years
Machinery and equipment:	10 to 13 years
Tools, appliance and fixture:	2 to 10 years

4. Allowances

- Allowance for Doubtful Accounts has been provided for at the aggregate amount of the estimated loss for doubtful receivables and a general reserve for other receivables calculated based on historical loss experience, to cover expected losses from bad debts.

- Allowance for Bonuses has been allocated based on the expected payment during this term.
- Allowance for Employees' Retirement Benefits amounts to retirement benefits for employees based on estimates of retirement benefit obligations and pension assets in the fiscal year. In addition, difference of actuarial gains and losses, and past service costs are amortized in the year in which they arise.

5. Accounting for Leases

Finance leases other than those which are deemed to transfer the ownership of the leased assets to the lessees, are accounted for by the method similar to ordinary operating leases.

6. Accounting for Consumption Taxes

Transactions are recorded in net price and do not include consumption taxes.

Notes (Unit: Thousands of yen)

(Balance Sheet)

1. Accumulated depreciation on property, plant and equipment: · 11,666,875
   (Accumulated depreciation on leased properties: · · · · · · · · · · · 8,926,986)
2. Other than capitalized on the balance sheet, lease contracts for computer, automobiles, etc., are accounted as expenses.
3. Endorsement for transfer of notes receivables: · · · · · · · · · · · · · 180,063
4. The amount of net assets increased by stating as cost in accordance with Article 124, Item (iii) of the Enforcement Regulations of the Commercial Code: · 3,045,332
5. Application of Land Revaluation Method
   In accordance with the "Law Concerning Land Revaluation" (Law No. 34 promulgated on March 31, 1998) and the "Law Partially Revising the Law Concerning Land Revaluation" (Law No. 19 promulgated on March 31, 2001), the land of Company Properties is revaluated. Based on this, method, tax

imposed on the difference of land revaluation is accounted for as liability in "the deferred tax liabilities on land revaluation section in the balance sheet; while the amount of the revaluation difference offer the deduction is capitalized as "land revaluation differences."

As to the revaluation method, the value has been calculated, with reasonable adjustment, by the method released by the director-general of the National Tax Agency which is purported to calculate the land value that forms the assessment basis of the land price tax, as defined in Article 16 of the Land Price Tax Law (Law No. 69 of 1991) which is stipulated in Article 2, Item (iv) of the Enforcement Ordinance of the Law Concerning Land Revaluation (Cabinet Ordinance No. 119 promulgated on March 31, 1998).

Revaluation Date: March 31, 2002

Difference between the fair market value at the end of the revaluation year and the book value after being revaluated: 174,909

(Income Statement)

1. Net income per share : · · · · · · · · · · · · · · · · · · · 35.32 (in full yen)

2. Impairment Loss

Impairment loss is primarily recognized for the following assets or assets group:

Use:	Asset type:	Location:
Chugoku, Shikoku and Kyusyu Distribution Centers, Lease Department	Land, Buildings, etc.	- Higashi-Hiroshima, Hiroshima - Akaiwa, Okayama - Zentsuji, Kagawa - Asakura, Fukuoka
Osaka Distribution Center, Space System Department	Land, Buildings, etc.	- Higashi-Osaka, Osaka

Method of grouping assets:

In applying the accounting for impairment loss, the business assets are grouped within respective areas after classifying the business assets into each business department; while the leased assets are grouped by property.

History leading to the recognition of impairment loss:
Since the profitability of some parts of the assets group within the lease department and the space system department have sharply declined, the book valueis reduced to the recoverable amount.

Breakdown of the impairment loss by principal fixed assets group:

	(Unit: Thousands of yen)
Land:	292,440
Buildings:	158,725
Others:	43,732
Total:	494,898

Estimation method of recoverable amount:
The recoverable amount is measured as the net selling price. The market price which bases the net selling price is calculated based on the land tax assessment (*rosen-ka*) and the assessed value of fixed assets (*kotei-shisan-zei-hyokagaku*) for land; on the residual value (5% of the acquisition cost) for the Chugoku, Shikoku and Kyusyu Distribution Centers, and on the zero evaluation for the Osaka Distribution Center where the disposal of its buildings is under discussion.

(Accounting for Income Taxes)

1. Significant components of deferred tax assets and liabilities

Deferred tax assets:

Accrued enterprise tax and business office tax:	47,347
Loss on revaluation of inventories:	64,542
Depreciation:	1,076,157
Allowance for employees' retirement payments:	1,110,990
Allowance for bonuses:	210,120
Loss on impairment:	200,928
Other:	226,750
Subtotal of deferred tax assets:	2,936,836
Allowance accounts:	(118,730)
Total deferred tax assets:	2,818,105

Deferred tax liabilities:

Unrealized gain on securities:	(2,214,776)
Reserve for advanced depreciation:	(20,790)
Total deferred tax liabilities:	(2,235,566)
Net deferred tax assets:	582,538

2. Reconciliation of the differences between the statutory tax rates and the effective income rates

Statutory tax rate:	40.6%
(Adjustments)	
Items that may not be incorporated in profits permanently:	(0.4%)
Inhabitant equalization tax:	2.7%
Allowance accounts:	6.9%
Other:	(1.6%)
Effective income tax rate:	48.2%

(Pension and Severance Plans)

1. The company uses lump sum payment severance plan in combination with Daiwa House Industry Co., Ltd. corporate pension fund as defined benefit pension plan.

2. Benefit obligations as of March 31, 2006

Benefit obligation:	(7,402,009)
Fair value of plan assets:	4,665,580
Allowance for employees retirement benefits:	(2,736,429)

3. Net pension and severance costs (for the years ended March 31, 2006)

Service cost:	359,713
Interest cost:	173,334
Difference of actuarial gain/loss:	(665,913)
Net pension and severance costs:	(132,866)
Gains on recovery of actuarial liability:	(6,145)
Total:	(139,011)

(Note) The company has stated in extraordinary income gains on recovery of actuarial liability of 6,145 thousand yen that has arisen in connection with completing the return of the public portion of the employees' pension fund to the national government during this fiscal year.

4. Assumptions used as of March 31, 2006

Discount rate:	2.5%
Expected return on plan assets:	0.0%
The methods of term allocations of employment benefits:	
Severance plans:	Point method
Corporate pension funds:	straight-line method
Recognition period of actuarial gain/loss:	1 year

Appropriation of Profit

(Unit: yen)

Accounting Item	Amount	
Retained Earning End of Year		**600,334,844**
Reverse in Reserve for Advanced Depreciation	2,359,979	**2,359,979**
Total		**602,694,823**
The total amount will be appropriated as follows:		
Dividends	312,028,054	
(13 yen per share)		
Bonuses for Officers	43,750,000	
(Bonuses for Statutory Auditors)	(3,750,000)	
Other Reserves	200,000,000	**555,778,054**
Retained Earning Carried Forward		**46,916,769**

Copy of Audit Report of Accounting Auditors

Report of Independent Auditors

May 24, 2006

The Board of Directors
Daiwa Rakuda Industry Co., Ltd.

We have audited the balance sheet of Daiwa Rakuda Industry Co., Ltd. (the "Company") for the period between April 1, 2005 and March 31, 2006, and the statement of income, the business report (limited to the portions relating to the accounting), and the statement of profit appropriation and loss disposal and the accompanying statements (limited to the portions relating to the accounting) for the year then ended, the 35th fiscal year, in accordance with Article 2.1 of "the Law for Special Provisions for the Commercial Code Concerning Audits, etc., of *Kabushiki Kaisha.*" The portions relating to the accounting subject to the audit in the business report and the accompanying statements are those described in accordance with the records of accounting books among the items described in the business report and the accompanying statements. The Company's management has the responsibility for these financial statements. Our responsibility is to express an opinion on these statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Japan. Those standards require that we obtain reasonable assurance about whether the financial statements have no material misstatement. An audit includes examining, on a test basis, items supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly:

(1) The balance sheet and the income statement correctly state the assets, and profits and losses of the Company in accordance with the laws and

regulations and the articles of incorporation;

(2) The business report (limited to the portions relating to the accounting) correctly states the company's status in accordance with the laws and regulations and the articles of incorporation;

(3) The statement of profit appropriation and loss disposal (limited to the portions relating to the accounting) complies with the laws and regulations and the articles of incorporation; and

(4) There are no matters to be pointed out in accordance with the Commercial Code for the accompanying statement (limited to the portions relating to the accounting).

There are no interests between the Company, this auditing corporation or executive employees to be stated in accordance with the Certified Public Accountant Law and this Company.

Deloitte Touche Tohmatsu

____

Takeshi Nishimura (seal)
Designated employee & Executive employee, certified public accountant

____

Kenji Koyama (seal)
Designated employee & Executive employee, certified public accountant

Copy of Audit Report of Audit Committee

Report of Audit Committee

May 30, 2006

We have received a report on audit method and audit result from each of the statutory auditors regarding directors' exercise of their function during the 35th fiscal year from April 1, 2005 and March 31, 2006, and after due consultation, prepared this Report of Audit Committee and hereby make the following report:

1. Outline of the Audit Method:

In addition to attending the Board of Directors' meetings and other important meetings, in accordance to the audit policy and the duties and responsibilities defined by the Audit Committee, each statutory auditor has interviewed directors asking the status of their functions, examined important resolutions and other documents, and conducted research on the business and asset situations at the head office and principle places of business. Statutory auditors examined financial statements and the accompanying statements while seeking reports and explanation from the accounting auditors.

In addition to the audit method stated above, we requested reports from directors and other persons as necessary, and conducted an intensive investigation on such matters as transactions of directors to compete with the Company, transactions having conflict of interests between directors and the company, transactions where the company disposes any of its property interest without consideration, extraordinary transactions with shareholders, and acquisition and disposition of treasury stocks.

2. Audit Result

(1) The method and result of audit conducted by Deloitte Touche Tohmatsu are adequate;

(2) The Business Report correctly states the company's status in accordance with the laws and regulations and the articles of incorporation;

(3) Considering the company asset and other situations, there are no matters to be pointed out for the resolution regarding the appropriation of profit;

(4) The accompanying statements correctly state the matters to be stated, and there are considered to be no matters to be pointed out therein;

(5) There are no wrongful acts or material facts in violation of applicable laws and regulations and the articles of incorporation regarding directors' performance of their duties.

We have found that directors have not violated of their duties with regard to such matters as transactions of directors to compete with the Company, transactions having conflict of interests between directors and the company, transactions where the company disposes any of its property interest without consideration, extraordinary transactions with shareholders, and acquisition and disposition of treasury stocks.

Audit Committee
Daiwa Rakuda Industry Co., Ltd.

____

Yoshikazu Takamatsu (seal)
Full Time Statutory Auditor

____

Mitsuo Funazu (seal)
Statutory Auditor

____

Tsugio Hamada (seal)
Statutory Auditor

(Note) Mr. Mitsuo Funazu, Statutory Auditor, and Mr. Tsugio Hamada, Statutory Auditor are both outside statutory auditors.

REFERENCE DOCUMENT FOR EXERCISE OF VOTING RIGHTS (REFERENCE DOCUMENT FOR SOLICITATION FOR THE VOTING BY PROXY)

Proposal 1: Approval of the Proposed Appropriation of Retained Earnings for the 35th Fiscal Year

In consideration of the Company's performance in the current fiscal year and the future outlook, the Company proposes the appropriation of retained earnings for the 35th fiscal year as set forth on page 23. As for dividends, the Company proposes a dividend of 13 yen per share, i.e., the same dividend as the previous fiscal year.

Furthermore, regarding bonuses to be paid to Directors and Statutory Auditors, the Company proposes a total bonus of 40,000,000 yen for the eleven Directors, and a total bonus of 3,750,000 yen for the three Statutory Auditors, who are in office as of the end of the current fiscal year.

Proposal 2: Approval of the Stock for Stock Exchange Agreement between the Company and Daiwa House Industry Co., Ltd.

1. Reason for the Stock for Stock Exchange

   Since its incorporation in 1971, the Company has promoted its expansion and development as a housing business subsidiary within the business group of Daiwa House Industry Co., Ltd. In 1991, the Company was listed on the second section of the Osaka Stock Exchange. The Company has thus developed with the support of its shareholders and customers.

   Commemorating the 50th anniversary of the foundation of Daiwa House Industry Co., Ltd. in April 2005, the Daiwa House Group has established its management vision "Connecting Hearts" and its new group symbol "Endless Heart," and has formulated its Primary Medium-term Management Plan "Challenge 2005" to ensure its growth as a conglomerate, and has set its business objective as a "Group that co-creates value for individuals, communities, and lifestyles of people" and strives to accomplish such business objective.

From the perspective of generating synergy in the overall Daiwa House Group, optimizing management resources, and streamlining management, the Company has decided that a stock for stock exchange, through the Company, a consolidated subsidiary of Daiwa House Industry Co., Ltd., will become a wholly-owned subsidiary of Daiwa House Industry Co., Ltd. On March 13, 2006, the Company executed the Stock for Stock Exchange Agreement with Daiwa House Industry Co., Ltd. We believe that this stock for stock exchange will facilitate the elimination of any excessive business duplication or competition within the Daiwa House Group and an improvement in the speed and efficiency of the Daiwa House Group management.

While maintaining its independent management structure, the Company will further communicate with Daiwa House Industry Co., Ltd. and will develop more integrated and comprehensive business strategies as a company group.

Accordingly, the Company sincerely hopes that the shareholders will recognize the purpose of the stock for stock exchange and approve of the same.

2. Details of Stock for Stock Exchange Agreement

Stock for Stock Exchange Agreement (Copy)

DAIWA HOUSE INDUSTRY CO., LTD. (hereinafter referred to as "Daiwa House") and DAIWA RAKUDA INDUSTRY CO., LTD. (hereinafter referred to as "Daiwa Rakuda") hereby execute this Stock for Stock Exchange Agreement (hereinafter referred to as this "Agreement") as follows.

Article 1 (Stock for Stock Exchange)

Daiwa House and Daiwa Rakuda will exchange Daiwa Raluda's stock for Daiwa House's stock according to the method set forth in Articles 352 through 363 of the Commercial Code of Japan so that Daiwa House will become the wholly-owning parent company of Daiwa Rakuda, and Daiwa Rakuda will become the wholly-owned subsidiary of Daiwa House.

Article 2 (Shares to be Allocated and Delivered in Stock for Stock Exchange)

1. Upon conducting the stock for stock exchange, Daiwa House will newly issue 6,173,349 shares of its common stock, and allocate and deliver 0.455 shares of Daiwa House's common stock for each share of the common stock of Daiwa Rakuda to those shareholders (including beneficial shareholders; hereinafter the same shall apply) owning such Daiwa Rakuda stock who are listed or recorded as shareholder on Daiwa Rakuda's shareholders' list (including beneficial shareholders' list; hereinafter the same shall apply) as of the end of the day immediately before the effective date of the stock for stock exchange; provided, however, that Daiwa House shall not allocate and deliver the common stock of Daiwa House with respect to the 11,732,200 shares of Daiwa Rakuda's common stock owned by Daiwa House.

2. Calculation of the profit dividends for the common stock to be allocated and delivered by Daiwa House pursuant to the immediately preceding paragraph shall be reckoned from April 1, 2006.

Article 3 (Amount of Stated Capital and Capital Reserve to be Increased)

The amount of stated capital and capital reserve to be increased by Daiwa House through the stock for stock exchange shall be as follows:

(1) Stated Capital: JPY0

(2) Capital Reserve: An amount obtained by multiplying the ratio of the number of shares of Daiwa Rakuda to be transferred to Daiwa House through the stock for stock exchange among the total number of then issued and outstanding shares of Daiwa Rakuda and the amount of net assets value of Daiwa Rakuda existing as of the date of the stock for stock exchange together

Article 4 (General Shareholders' Meetings for Approving Stock for Stock Exchange Agreement)

Daiwa House shall convene a general meeting of shareholders on June 29, 2006 and Daiwa Rakuda shall convene a general meeting of shareholders on June 27, 2006 (hereinafter referred to as the "General Shareholders'

Meetings for Approving Stock for Stock Exchange Agreement"), and seek the approvals of this Agreement and resolutions concerning matters necessary for the stock for stock exchange; provided, however, that the date of such General Shareholders' Meetings for Approving Stock for Stock Exchange Agreement may be changed upon the consultation between the parties hereto when required for the procedures of the stock for stock exchange or other reasons.

Article 5 (Effective Date of Stock for Stock Exchange)

The effective date of the stock for stock exchange shall be August 1, 2006; provided, however, that such date may be changed upon the consultation between the parties hereto when required for the procedures of the stock for stock exchange or other reasons.

Article 6 (Management of Corporate Property)

Daiwa House and Daiwa Rakuda shall perform their duties as well as manage and operate their property with the due care of a faithful manager from the execution hereof to the effective date of the stock for stock exchange, and any act that will have a material influence on their property or rights and obligations must be conducted upon the parties hereto consulting in advance and agreeing on such act.

Article 7 (Maximum Amount of Profit Dividends)

Daiwa House and Daiwa Rakuda may respectively pay dividends to the extent of the following amount as the maximum amount of the dividend, to their respective shareholders or registered pledges, as the case may be, listed or recorded on the shareholders' list of the respective companies as of the end of March 31, 2006:

(1) For Daiwa House, JPY20 per share in a total amount of JPY11,013,288,320

(2) For Daiwa Rakuda, JPY13 per share in a total amount of JPY328,900,000

Article 8 (Stock for Stock Exchange Subsidy)

Daiwa House will not pay any stock for stock exchange subsidy to the shareholders of Daiwa Rakuda.

Article 9 (Tenure of Directors and Auditors of Daiwa House Installed before stock for Stock Exchange)

The tenure of directors and auditors of Daiwa House who assumed office before the stock for stock exchange shall be up to the end of the original tenure if the stock for stock exchange contemplated under this Agreement were not to be conducted.

Article 10 (Alteration of Terms of Stock for Stock Exchange and Termination of this Agreement)

When there is any material change in the financial condition or managing condition of Daiwa House or Daiwa Rakuda after the execution date hereof to the effective date of the stock for stock exchange, when a situation arises that will significantly hinder the consummation of the stock for stock exchange, when it becomes difficult to achieve the purpose of this Agreement, or when the purpose of this Agreement is changed, Daiwa House and Daiwa Rakuda may consult and change the terms of the stock for stock exchange or other matters under this Agreement, or terminate this Agreement.

Article 11 (Effect of this Agreement)

This Agreement will lose its effect when the authorization of either General Shareholders' Meeting for Approving Stock for Stock Exchange Agreement of Daiwa House or Daiwa Rakuda set forth in Article 4 cannot be obtained, or when the authorization, mandatorily required under the applicable law or regulation, of the relevant authorities required for performing this Agreement cannot be obtained.

Article 12 (Matters Not Provided in this Agreement)

Matters required in relation to the stock for stock exchange, rather than the matters set forth herein, shall be decided upon the faithful consultation between the parties hereto according to the purport of this Agreement.

IN WITNESS WHEREOF, this Agreement is prepared in duplicate, and the parties hereto shall affix their names and seals thereunto and retain one (1) counterpart each.

March 13, 2006

Daiwa House: DAIWA HOUSE INDUSTRY CO., LTD.
3-3-5 Umeda, Kita-ku, Osaka
President & COO, Kenji Murakami

Daiwa Rakuda: DAIWA RAKUDA INDUSTRY CO., LTD.
1-5-16 Awaza, Nishi-ku, Osaka
Representative Director & President, Kenji Ito

3. Explanation on Stock for Stock Exchange Ratio Required under Article 354, Paragraph 1, Item (2) of the Commercial Code of Japan

Reason for the Decision on the Stock for Stock Exchange Ratio

Regarding the stock for stock exchange ("Stock for Stock Exchange") to be effective on August 1, 2006, the Company and Daiwa House Industry Co., Ltd. ("Daiwa House") have determined the stock for stock exchange ratio in the following manner:

(1) Before entering into negotiations with Daiwa House concerning the stock exchange ratio in the Stock for Stock Exchange, the Company requested a third party institution GCA Co., Ltd. (hereinafter referred to as "GCA") to calculate a proposed stock for stock exchange ratio that can be shown as a reference material for the negations and discussions to be held between the Company and Daiwa House.

Daiwa House, on the other hand, requested the calculation of a proposed stock for stock exchange ratio to Nomura Securities Co., Ltd.

(2) Based on the Company's request, GCA carefully examined the various aspects the corporate evaluation methods to determine whether they should be adopted in calculating the stock for stock exchange ratio. GCA has conducted its analysis using the market price method, the DCF (discounted cash flow) method, and

the modified book value method for both the Company and Daiwa House. GCA then calculated the possible range for the stock for stock exchange ratio based on the comprehensive review of the foregoing calculation results, and indicated its final calculation results to the Company.

(3) The Company independently examined the stock for stock exchange ratio suggested by GCA, and then entered into negotiations and discussions with Daiwa House concerning the stock for stock exchange ratio. Based on these negotiations and discussions, the Company and Daiwa House each passed at respective Board of Directors meeting held on March 13, 2006, a resolution allowing the Company to execute the Stock for Stock Exchange Agreement at the exchange ratio of 0.455 shares of the Company for each share of Daiwa House. The Stock for Stock Exchange Agreement between the Company and Daiwa House was executed on the same day. Furthermore, the Company requested that GCA provide the Company with its opinion as to whether the stock for stock exchange ratio is financially reasonable for the Company's shareholders, and the Company received GCA's opinion that the stock for stock exchange ratio was reasonable as of March 13, 2006.

4. Details of the Balance Sheets and the Statement of Income of Each Party in the Stock and Stock Exchange Pursuant to Article 354, Paragraph 1, Items (3) through (6) of the Commercial Code of Japan

The balance sheet and the statement of income of the Company, prepared within six months before the date of the General Meeting of Shareholders of the Company are as set forth in the aforementioned attached document (pages 15 through 22).

The balance sheet and the statement of income of the Company, prepared within six months before the date of the General Meeting of Shareholders of Daiwa House Industry Co., Ltd. are as follows:

Balance Sheets
(As of March 31, 2006)

Accounts	Amount	Accounts	Amount
(Assets)	Millions of yen	(Liabilities)	Millions of yen
Current Assets	487,881	Current Liabilities	357,740
Cash and Deposits	65,364	Notes Payable	22,807
Notes Receivable	3,716	Accounts Payable - Construction	84,887
Accounts Receivable - Construction	30,917	Accounts Payable - Trade	30,448
Accounts Receivable - Trade	4,606	Accounts Payable - Other	86,831
Inventiories - Construction in Process	47,062	Accrued Expenses	8,929
Inventories - Other Work in Process	7,531	Income Taxes Payable	9,274
Inventories - Materials	2,255	Advances on Construction work in process	65,087
Inventories - Supplies	115	Deposits Payable	29,912
Inventories - Land for Sale	245,948	Allowance for Bonuses	12,741
Inventories - Buildings for Sale	43,923	Allowance for Compensation for Completed Works	5,740
Prepaid Expense	3,586	Other Current Liabilities	1,079
Deferred Income Taxes	22,464	Fixed Liabilities	186,181
Other Current Assets	11,920	Membership Deposits Payable	55,002
Allowance for Doubtful Accounts	(2,072)	Long-term Deposits Payable	51,446
Fixed Assets	590,492	Allowance for Employees' Retirement Benefits	72,389
Tangible Fixed Assets	339,110	Other Fixed Liabilities	7,343
Buildings and Structures	78,461	Total Liabilities	543,921
Machinery and Equipment	6,441	(Stockholders' Equity)	
Furniture and Fixtures	3,899	Common Stock	110,120
Land	249,303	Capital Surplus	147,761
Construction in Process	1,004	Additional Paid In Capital	147,755
Intangible Fixed Assets	7,423	Other Capital Surplus	6
Investments and Other Assets	243,958	Gain on Sale of Treasury Stock	6
Investment Securities	126,853	Retained Earning	315,157
Investments in Subsidiaries	39,401	Legal Reserve	17,690
Long-term Loans	14,948	Other Retained Earning	266,519
Deposits	14,388	Reserve for Dividends	29,000
Guarantee Deposit	6,443	Reserve for Advanced Depreciation	2,518
Bankruptcy Claims, Reorganization Claims	150	Reserve for Special Depreciation	100
Long-term Accounts Receivable	2,854	Other Reserves	234,900
Long-term Prepaid Expense	950	Retained Earning End ofYear	30,947
Long-term Deferred Income Taxes	38,601	Land Revaluation Differences	(67,709)
Other Investments	7,597	Unrealized Gain on Securities	29,769
Allowance for Doubtful Accounts	(8,230)	Treasury Stock	(645)
		Total Stockholders' Equity	534,453
Total Assets	1,078,374	Total Liabilities/ Stockholders' Equity	1,078,374

(Note: Amounts above are rounded down to the nearest millions of Yen)

Statements of Income
(From April 1, 2005, to March 31, 2006)

	Accounts	Amount	
Income & Expense From Ordinary Operations	Operating Income & Expense	Millions of yen	Millions of yen
	Net Sales		
	Constructions	818,815	
	Real Estate	260,677	
	Other Net Sales	58,969	1,138,461
	Cost of Sales		
	Constructions	639,061	
	Real Estate	219,019	
	Other Cost of Sales	41,905	899,986
	Gross Profit		
	Total Gross Profit from Construction	179,753	
	Total Gross Profit from Real Estate	41,658	
	Other Gross Profit	17,063	238,475
	Selling, General & Administrative Expense		184,009
	Operating Income		54,466
	Non-Operating Income & Expense		
	Non-Operating Income		
	Interest & Divided Received	2,146	
	Amotization of Actuarial Loss on Retirement Benefits	17,035	
	Other Non-Operating Income	4,589	23,771
	Non-Operating Expense		
	Interest Expense	229	
	Other Non-Operating Expense	5,341	5,571
	Income From Ordinary Operations		72,666
Extraordinary Income & Expense	Extraordinary Income		
	Gains on Sales of Fixed Assets	177	
	Gains on Sales of Investment Securities	694	
	Gains on Recovery of Actuarial Liability	155	
	Gains on Recovery of Actuarial Liability for Subsidiaries (Portion Belonging to Parent Company)	8	
	Amortization of Past Service Cost for Subsidiaries (Portion Belonging to Parent Company)	783	
	Gains on Sales of Golf Club Memberships	0	1,820
	Extraordinary Expense		
	Loss on Sales of Fixed Assets	1,460	
	Loss on Impairment of Fixed Assets	2,328	
	Retirement Benefits for Directors	85	
	Retirement Benefits for Directors (Discontinuance Supply)	688	
	Loss on Revaluation of Land and Buildings for Sale	5,983	
	Loss on Dissolution of Subsidiaries	3,720	
	Loss on Revaluation of Investment Securities	0	
	Loss on Sales of Golf Club Memberships	91	
	Loss on Revaluation of Golf Club Memberships	243	
	Fiftieth Anniversary Ceremony Related Expenses	3,491	18,091
Income Before Income Taxes			56,395
Current Income Taxes			12,810
Deffered Income Taxes			8,234
Net Income			35,351
Retained Earning Beginning of Year			271
Reverse in Reserve by Land Evaluation			(4,675)
Retained Earning End ofYear			30,947

(Note: Amounts above are rounded down to the nearest millions of Yen)

Policies

1. **Securities**
   - Investments in Subsidiaries and Affiliates are stated at cost based on the moving-average cost method
   - Other Securities are stated at fair value with changes in unrealized holding gains or losses recorded as capital, using the moving-average cost method to calculate the selling price such as the average of those of in the previous one month.
   - Non-marketable equity securities are stated at cost based on the moving-average method.

2. **Derivatives**

The Company recognizes all derivatives as either assets or liabilities in the balance sheet and measures those instruments at fair value, and gains or losses on derivative transactions are recognized in the income statement.

3. **Inventories**

Construction in work, other work in process, land for sale, and buildings for sale are stated at cost, as determined on a specific project basis. Land for sale developed is stated by average method with respect to housing developments. Materials and supplies are stated at cost, as determined based on the weighted-average cost method.

4. **Property and Equipment**

Property and equipment are stated at cost. Depreciation has been computed on the declining balance method with the exception that buildings acquired after April 1, 1998 has been computed on the straight line method.

5. **Intangible Assets**

Intangible assets are stated at cost. Depreciation has been principally computed on the straight line method at rates based on the estimated useful lives.

6. **Allowances**
   - Allowance for Doubtful Accounts has been provided for at the aggregate amount of the estimated loss for doubtful receivables and a general

reserve for other receivables calculated based on historical loss experience.

- Allowance for Bonuses has been allocated mainly based on expected payment amount.
- Allowance for Compensation for Completed Works is to allow for expenses for guarantee against defects concerning completed works; it is allocated based on the estimated amount of compensation in the future for the completed works during the current fiscal year.
- Allowance for Employees' Retirement Benefits are the Funds for retirement benefits for employees based on estimates of retirement benefit obligations and pension assets in the fiscal year. In addition, difference of actuarial loss is expensed in each year.

7. Accounting for Leases

Finance leases other than those which are deemed to transfer the ownership of the leased assets to the lessees, are accounted for by the method similar to ordinary operating leases.

8. Accounting for Consumption Taxes

Transactions are recorded in net price and do not include consumption taxes.

Notes (Unit: Millions of yen)

(Balance Sheet)

1. Short-term Accounts Receivables to subsidiaries: · · · · · · · · · · · · 9,965
   Long-term Accounts Receivables to subsidiaries: · · · · · · · · · · · · 2,836

2. Short-term Accounts Payables to subsidiaries: · · · · · · · · · · · · · 23,946
   Long-term Accounts Payables to subsidiaries: · · · · · · · · · · · · · · 7,606

3. Investment in Subsidiaries incorporated as private limited companies: · 158

4. Accumulated depreciation of tangible fixed assets: · · · · · · · · · · · 291,972

5. Other than capitalized on the balance sheet, lease contracts for exhibit

spaces, computers, and vehicles are accounted as expenses.

6. Pledged Assets

Time Deposits:	20
Investments in Subsidiaries and Affiliates:	22
Total:	42

7. Contingent Liabilities

Guarantees	
Guarantees of subsidiaries:	1,611
Guarantees of affiliates:	1,473
Guarantees of home mortgage users:	38,026
Guarantees of employees' home ownership:	26
Guarantees of employees' loans from financial organizations:	278
Total:	41,416

8. Endorsement for transfer of notes receivables: · · · · · · · · · · · · · 818

(Income Statement)

1. Transaction to subsidiaries

Sales:	31,723
Purchase:	99,374
Non-operating income and expense:	1,724

2. Net income per share: · · · · · · · · · · · · · · · · · · · 63.91 (in full yen)

(Accounting for Income Taxes)

1. Significant components of deferred tax assets and liabilities

Current deferred tax assets:

Unrealized loss on land for sale:	12,123
Allowance for bonuses:	5,172
Other:	5,168
Total:	22,464

Non-current deferred tax assets:

Allowance for Employees' Retirement benefits:	31,278
Loss on nonrecurring depreciation:	20,780
Other:	8,633
Total:	60,692

Non-current deferred tax liabilities:

Reserve for Advanced Depreciation:	(1,693)
Unrealized gain on securities:	(20,347)
Other:	(50)
Total:	(22,091)

Net deferred tax assets:	**38,601**

2. Reconciliation of the differences between the statutory tax rates and the effective income rates

Statutory tax rate:	40.6%
(Adjustments)	
Items that may not be incorporated in losses permanently:	2.2%
Items that may not be incorporated in profits permanently:	(1.0%)
Inhabitant equalization tax:	0.7%
Reverse in reserve by land evaluation:	(3.4%)
Decrease in allowance accounts:	(1.3%)
Other:	(0.5%)
Effective income tax rate:	37.3%

(Pension and Severance Plans)

1. As defined benefit pension plans, the company has corporate pension funds and termination allowance plans. Premium severance may be applied to employees' retirements. In addition, the company sets employee pension trust.

2. Benefit obligations as of March 31, 2006

Benefit obligation:	(198,997)
Fair value of plan assets:	121,967
Employee pension trust:	4,640
Unrecognized plan assets:	(72,389)

Allowance for Employees Retirement Benefits:	(72,389)

3. Net pension and severance costs for the years ended March 31, 2006.

Service Cost:	9,728
Interest Cost:	4,694
Difference of actuarial loss:	(17,035)
Net pension and severance costs:	(2,612)
Gain on recovery of actuarial liability:	(155)
Total:	(2,768)

(Note: (155) million yen of balance, accrued from the return completed in this fiscal year to the Japanese Government of the authorization of the employees' pension fund to make payment on behalf of the government, has been applied to extraordinary profit.

4. Assumptions used as of March 31, 2006

Discount rate:	2.5%
Expected return on plan assets:	0.0%
Recognition period of actuarial gain/loss:	1 year
The methods of term allocations of employment benefits:	
Corporate pension funds:	straight-line method
Severance plan:	Point method

Proposal 3 Partial Changes to Articles of Incorporation

1. Reasons for Changes

(1) To prepare for the future expansion of business, the required changes are being made to the Company's business objectives. (Article 2 of the Proposed Changes)

(2) Not only is the Company's method of public notification being changed to public notification using electronic methods but also measures are prescribed if electronic public notification is impracticable due to an accident or other unavoidable reasons. (Article 5 of the Proposed Change)

(3) Changes in the Articles of Incorporation are required by the Corporation Law enacted (Law No. 86 2005) on May 1, 2006 as follows:

1) For the flexible operation of the Board of Directors and to make it possible to deem resolutions as adopted by the Board of Directors through a written document or electromagnetic record, in accordance with Article 370 of the Corporation Law, new rules are prescribed. (Article 24 of the Proposed Changes)

2) With respect to matters deemed to be prescribed in the Articles of Incorporation, not only are specific new additions and changes being made, required changes, including those to terminology and the language of clauses corresponding to the Corporation Law, etc., are also being made.

(4) With the changes mentioned above, required changes are being made with respect to the relocation of clauses, changes to clause numbers, the arrangement of the language, etc.

2. Description of Changes

A description of the changes is as follows.

(Underlined portions represent changed portions.)

Current Articles of Incorporation	Proposed Changes
Chapter 1. General rules	Chapter 1. General rules
(Objective) Article 2 The objective of the Company is to operate the following businesses: 1. (Description of this Clause Omitted) 2. Manufacturing, sales, export/import and leasing business for furniture, electrical appliances for home use, articles for daily use/sundries, works of art, various musical instruments, machinery and appliances for office use, clothing items, and auto parts 3 | 14. (Description of these Clauses Omitted)	(Objective) Article 2 The objective of the Company is to operate the following businesses: 1. (No Change) 2. Manufacturing, sales, export/import and leasing business for furniture, electrical appliances for home use, articles for daily use/sundries, works of art, various musical instruments, machinery and appliances for office use, machinery and appliances for business use, clothing items, and auto parts 3 | 14. (No Change)
(Address of the Head Office) Article 3 (Description of this Article Omitted).	(Address of the Head Office) Article 3 (No Change)
(Newly Added)	(Governing Bodies) Article 4 In addition to the shareholders' meetings and directors, the Company has the following governing bodies. 1. Board of Directors 2. Statutory Auditors 3. Board of Statutory Auditors 4. Independent Auditor
(Public Notification Method) Article 4.	(Public Notification Method) Article 5.

Current Articles of Incorporation	Proposed Changes
The Company's public notification is made through the method of publishing via the *Nihon Keizai Shimbun* issued in Osaka.	The Company's public notification is made using electronic methods. However, if electronic public notification is impracticable due to an accident or other unavoidable reasons, such notification is made through the method of publishing via the *Nihon Keizai Shimbun.*
Chapter 2. Shares	Chapter 2. Shares
(Total Number of Shares to be Issued) Article 5. The total number of shares that the Company issues is 80 million.	(Total Number of Shares That May Be Issued) Article 6. The total number of shares that the Company may issue is 80 million.
(Newly Added)	(Issuance Of Share Certificates) Article 7. The Company issues share certificates for its shares.
(Acquisition of Treasury Shares) Article 6. In accordance with Article 211-3, Paragraph 1, Item 2 of the Commercial Code, the Company may buy back treasury shares by resolution of the Board of Directors.	(Acquisition of Treasury Shares) Article 8. In accordance with Article 165, Paragraph 2 of the Corporation Law, the Company may acquire treasury shares by resolution of the Board of Directors.
(Number of Shares per Trading Unit and Non-issuance of Share Certificates for Shares less than One Unit) Article 7. The number of shares per trading unit of the Company is 1000. 2) The Company does not issue share certificates for shares less than one unit (hereinafter referred to as "shares less than one unit").	(Number of Shares per Trading Unit and Non-issuance of Share Certificates for Shares less than One Unit) Article 9 The number of shares per trading unit of the Company is 1,000. 2) The Company does not issue share certificates for shares less than one unit (hereinafter called "shares less than one unit") irrespective of the provisions of Article 7.
(Share Handling Rules) Article 8. Share certificate types, share	(Share Handling Rules) Article 10. Handling procedures regarding

Current Articles of Incorporation	Proposed Changes
transfers, registration procedures for lost share certificates, acquisition of shares less than one trading unit, other handling procedures regarding the shares and related fees are determined in accordance with the share handling rules specified by the Board of Directors.	shares of the Company and related fees are determined in accordance with the applicable laws and regulations, the Articles of Incorporation, and the share handling rules specified by the Board of Directors.
(Share Transfer Agent) Article 9. The Company designates the share transfer agent for its shares. 2) The share transfer agent and its administrative office are selected by resolution of the Board of Directors and notified publicly	(Shareholder List Administrator) Article 11. The Company designates a shareholder list administrator. 2) The shareholder list administrator and its administrative office are determined by resolution of the board of directors.
3) The Company's lists of shareholders (hereinafter including the lists of beneficial shareholders) and lost share certificates are placed at the share transfer agent's administrative office, and the Company requests that the share transfer agent conduct administrative work related to the shares including share transfers, registration procedures for lost share certificates and the acquisition of shares less than one trading unit. The Company does not conduct said administrative work. (Record Date) Article 10. The Company deems that shareholders (including beneficial shareholders; hereinafter the same) whose names are listed or recorded in the final list of shareholders as of March 31 of each year are entitled to exercise their rights at the general shareholders' meetings for the respective year.	3) The preparation, placement and other administrative work for the Company's lists of shareholders (hereinafter including the lists of beneficial shareholders) and lost share certificates are outsourced to the shareholder list administrator, and the Company does not conduct said preparation, placement and administrative work. (Deleted)

Current Articles of Incorporation	Proposed Changes
2) In addition to the case specified in the preceding Paragraph or these Articles of Incorporation, the Company may specify a record date whenever necessary by making advance public notification.	
Chapter 3. Shareholders' Meeting	Chapter 3. Shareholders' Meeting
(Holding of Shareholders' Meeting) Article 11 A general shareholders' meeting of the Company shall be convened within three (3) month from the closing of accounts. 2) (Description of the Article Omitted)	(Holding of Shareholders' Meeting) Article 12. A general shareholders' meeting of the Company shall be convened within three (3) month from the end of each fiscal year. 2) (No Change)
(Newly Added)	(Record Date for General Shareholders' Meetings) Article 13. The record date to determine the holders of voting rights for the general shareholders' meeting of the Company is March 31 every year.
(Authorized Persons to Convene a Meeting and Chairperson) Article 12. (Description of the Article Omitted)	(Authorized Persons to Convene a Meeting and Chairperson) Article 14. (No Change)
(Voting by Proxy) Article 13. If a shareholder wishes to exercise his or her voting rights by proxy, such proxy must be a shareholder who holds voting rights in the Company. 2) (Description of the Clause Omitted)	(Voting by Proxy) Article 15. A shareholder may exercise his or her voting rights by designating one shareholder who holds voting rights in the Company as his or her proxy. 2) (No Change)
(Resolution Method) Article 14. Unless otherwise specified by the applicable laws, regulations, or the	(Resolution Method) Article 16. Unless otherwise specified by the applicable laws, regulations, or

Current Articles of Incorporation	Proposed Changes
Articles of Incorporation, resolutions of shareholders' meetings are passed by the majority of voting rights of shareholders present at such meeting.	these Articles of Incorporation, resolutions of shareholders' meetings are passed by the majority of voting rights of shareholders present at such meeting and entitled to exercise the voting rights.
2) Resolutions of special shareholders' meetings defined in Article 343 of the Commercial Code are passed by two-thirds or more of the voting rights of shareholders present at such meeting, provided that shareholders holding one-third or more of voting rights of all shareholders must attend (Minutes of Meeting) Article 15. With regard to the proceedings of the Shareholders' Meetings, minutes of the meeting are created. Such minutes contain a summary of the progress of the meeting and its results, and are stored at the Company after the chairperson and directors who are present at the relevant meeting sign and affix their seals to the minutes. 2) (Description of the Clause Omitted) Chapter 4. Directors and Board of Directors (Number and Election of Directors) Article 16. (Description of this Clause Omitted) 2) Resolutions of the shareholders' meetings for the election of directors are passed by the majority of voting rights of shareholders present at such meeting, provided that shareholders holding one-third or more of the voting rights of all	2) Resolutions specified in Article 309, Paragraph 2 of the Corporation Law are passed by two-thirds or more of voting rights of shareholders present at such the meeting, provided that shareholders holding one-third or more of voting rights of all shareholders entitled to exercise the voting rights must attend. (Minutes of Meeting) Article 17. With regard to the proceedings of the Shareholders' Meetings, minutes of meeting are created. Such minutes contain a summary of the progress of the meeting, its results and other matters prescribed by applicable laws and regulations and are stored at the Company. 2) (No Change) Chapter 4. Directors and Board of Directors (Number and Election of Directors) Article 18 (No Change) 2) Resolutions of the shareholders' meetings for the election of directors are passed by the majority of voting rights of shareholders present at such meeting, provided that shareholders holding one-third or more of the voting rights of all the

Current Articles of Incorporation	Proposed Changes
shareholders must attend. 3) (Description of this Clause Omitted) (Term of Office for Directors) Article 17. The term of office for directors expires on the conclusion of the annual shareholders' meeting corresponding to the last fiscal year within one year after the assumption of office. (Representative Director and Directors with Concurrent Positions) Article 18. (Description of this Clause Omitted) 2) (Description of this Clause Omitted) 3) In addition to preceding clauses, a few directors representing the Company may be elected by resolution of the Board Of Directors. (Holding of Board of Directors Meeting) Article 19. (Description of the Clause Omitted) 2) (Description of the Clause Omitted)	shareholders entitled to exercise the voting rights must attend. 3) (No Change) (Term of Office for Directors) Article 19. The term of office for directors expires on the conclusion of the annual shareholders' meeting corresponding to the last fiscal year that ends within one year after election. (Representative Director and Directors with Concurrent Positions) Article 20. (No Change) 2) (No Change) 3) In addition to the preceding clauses, a few directors representing the Company may be selected by resolution of the Board Of Directors. (Holding of Board of Directors Meeting) Article 21. (No Change) 2) (No Change)
(Rules of Board of Directors) Article 20. Matters related to the Board of Directors follow provisions of the applicable laws and regulations or the Articles of Incorporation as well as the Rules of the Board of Directors specified by the Board of Directors. (Remuneration for Directors) Article 21. Remuneration for Directors is decided by resolutions of the shareholders' meetings.	(Rules of Board of Directors) Article 22. Matters related to the Board of Directors follow provisions of the applicable laws, regulations or these Articles of Incorporation as well as the Rules of the Board of Directors specified by the Board of Directors. (Remuneration for Directors) Article 23. Remuneration, bonuses and other interests in assets for Directors that they receive from the Company in

53/74

Current Articles of Incorporation	Proposed Changes
	consideration for the execution of their duties (hereinafter referred to as "remuneration, etc.") are decided by resolutions of the shareholders' meetings.
(Newly Added)	(Resolution Method for Board of Directors' Meetings) Article 24. Resolutions of Board of Directors' meetings are passed by the majority of directors present at such meeting, provided that majority of directors entitled to vote must attend. 2) If an agenda item to be resolved by the Board of Directors satisfies the requirements of Article 370 of the Corporation Law, the Company deems that such agenda item has been resolved by the Board of Directors.
Chapter 5. Statutory Auditors and Board of Statutory Auditors	Chapter 5. Statutory Auditors and Board of Statutory Auditors
(Number and Election of Statutory Auditors) Article 22. (Description of this Clause Omitted) 2) Resolutions of the shareholders' meetings for the election of statutory auditors are passed by the majority of voting rights of shareholders present at such meeting, provided that shareholders holding one-third or more of the voting rights of all shareholders must attend.	(Number and Election of Statutory Auditors) Article 25. (No Change) 2) Resolutions of the shareholders' meetings for the election of corporate auditors are passed by the majority of voting rights of shareholders present at such meeting, provided that shareholders holding one-third or more of the voting rights of shareholders entitled to exercise their voting rights must attend.
(Term of Office for Statutory Auditors) Article 23. The term of office for statutory auditors expires on the conclusion of the annual shareholders' meeting	(Term of Office for Statutory Auditors) Article 26. The term of office for statutory auditors expires on the conclusion of the annual shareholders' meeting

Current Articles of Incorporation	Proposed Changes
corresponding to the last fiscal year within four years from the assumption of office. (Full-time Statutory Auditor) Article 24. The statutory auditors elect a full-time statutory auditor from among them. (Holding of Board of Statutory Auditors' Meeting) Article 25. (Description of this Clause Omitted)	corresponding to the last fiscal year that ends within four years after election. (Full-time Statutory Auditor) Article 27. The Board of Statutory Auditors elects a full-time statutory auditor by its resolution. (Holding of Board of Statutory Auditors' Meeting) Article 28. (No Change)
(Rules of Board of Statutory Auditors) Article 26. Matters related to the Board of Statutory Auditors follow provisions of the applicable laws and regulations or the Articles of Incorporation as well as the Rules of the Board of Statutory Auditors specified by the Board of Statutory Auditors. (Remuneration for Statutory Auditors) Article 27. Remuneration for Statutory Auditors is decided by resolutions of the shareholders' meetings. Chapter 6. Accounts (Fiscal Year and Fiscal Year End) Article 28. The Company's fiscal year starts on April 1 of each year and ends on March 31 of the following year, and its fiscal year end is March 31. (Dividends) Article 29. Dividends are paid to shareholders listed or recorded on the final list of shareholders, or registered pledgees as of March 31 of each	(Rules of Board of Statutory Auditors) Article 29. Matters related to the Board of Directors follow provisions of the applicable laws, regulations or these Articles of Incorporation as well as the Rules of the Board of Statutory Auditors specified by the Board of Statutory Auditors. (Remuneration for Statutory Auditors) Article 30. Remuneration, etc. for Statutory Auditors is decided by resolutions of the shareholders' meetings. Chapter 6. Accounts (Fiscal Year) Article 31. The Company's fiscal year starts on April 1 of each year and ends on March 31 of the following year. (Record Date for Dividends) Article 32. The record date for year-end dividend payments of the Company is March 31 every year.

55 of 74

Current Articles of Incorporation	Proposed Changes
fiscal year.	
(Interim Dividends) Article 30. The Company may pay interim dividends (denoting distribution of money in accordance with Article 293 of the Commercial Code) to shareholders listed or recorded on the final list of shareholders, or registered pledgees as of September 30 every year by resolution of the Board of Directors.	(Record Date for Interim Dividends) Article 33. The Company may pay interim dividends to shareholders with the record date of September 30 by resolution of the Board of Directors.
(Exclusion Period for Dividend Payment) Article 31. If dividends or interim dividends are not received after three years from the commencement of dividend payment, the Company is exempted from these payments.	(Exclusion Period for Dividend Payment) Article 34. In cases where the dividends are paid in cash, and a shareholder does not receive the dividends after three years from the commencement of dividends payment, the Company is exempted from these payments.

Proposal 4. Election of eleven directors

The term of office of all directors (11 directors) will expire upon the closing of this ordinary general meeting of shareholders. Therefore, the Company seeks to elect eleven (11) directors including one (1) new director.
The candidates for directors are as follows:

Candidate No.	Name (Date of Birth)	Personal History and Representation of Other Companies		Number of Shares Held in the Company	Special Interest with the Company
1	Katsumi Masumura (October 27, 1948)	APR 1967	Entered Daiwa House Industry Co., Ltd.	17,000	None
		APR 1993	General Manager, Sales Dept., Construction Project Division I, Tokyo Branch		
		AUG 1996	Branch Manager, Nagoya Branch, Daiwa Rakuda Industry Co., Ltd.		
		JUN 1997	Director in charge of sales in Central Japan		
		MAY 1998	General Manager, Lease Business		

Candidate No.	Name (Date of Birth)	Personal History and Representation of Other Companies		Number of Shares Held in the Company	Special Interest with the Company
			Dept.		
		JAN 2000	Regional Manager, Kanto Region		
			Branch Manager, Tokyo Branch		
		APR 2001	Regional Manager, Tohoku Region		
		JUN 2001	Managing Director		
		MAY 2005	Executive Managing Director (to present)		
			General Manager, Sales Division (to present)		
2	Shuji Uemura (August 21, 1945)	APR 1964	Entered Daiwa House Industry Co., Ltd.	12,000	None
		APR 1993	Entered Daiwa Danchi Co., Ltd.		
		JUN 1993	Director		
		APR 2001	Director, Daiwa House Industry Co., Ltd.		
		JUN 2001	Managing Director, Daiwa Kosho Lease		

Candidate No.	Name (Date of Birth)	Personal History and Representation of Other Companies		Number of Shares Held in the Company	Special Interest with the Company
			Co., Ltd.		
		JUN 2002	Director, Daiwa House Industry Co., Ltd.		
		APR 2003	Advisor to Daiwa Rakuda Industry Co., Ltd.		
		JUN 2003	Managing Director		
		OCT 2003	General Manager, Administration Division (to present)		
		APR 2006	Executive Managing Director (to present)		
3	Kiyonori Kishishita (February 1, 1945)	APR 1964	Entered Daiwa House Industry Co., Ltd.	5,100	None
		APR 2000	General Manager, Tochigi Ninomiya Plant		
		JUN 2002	General Manager, Production Control Dept., Production & Purchasing Division		
		OCT 2003	General Manager,		

59/74

Candidate No.	Name (Date of Birth)	Personal History and Representation of Other Companies		Number of Shares Held in the Company	Special Interest with the Company
			Production Dept., Technology Division, Daiwa Rakuda Industry Co., Ltd.		
		APR 2004	General Manager, Product Quality Control Division		
		JUN 2004	Director		
		MAY 2005	Managing Director (to present)		
			General Manager, Technology Division (to present)		
			General Manager, Product Quality Control Dept. (to present)		
4	Taku Anamizu (January 1, 1949)	APR 1972	Entered Daiwa House Industry Co., Ltd.	6,000	None
		APR 1996	Entered Daiwa Danchi Co., Ltd.		
		JUN 1997	Director		

Candidate No.	Name (Date of Birth)	Personal History and Representation of Other Companies		Number of Shares Held in the Company	Special Interest with the Company
		APR 2001	Daiwa House Industry Co., Ltd. General Manager, Sales Promotion Dept., Complex Housing Project Division		
		MAY 2002	General Manager, Accommodation Dept., Production & Purchasing Division		
		APR 2005	Advisor to Daiwa Rakuda Industry Co., Ltd.		
		MAY 2005	General Manager, Space Systerm Business Dept. (to present) General Manager, Osaka Head Office (to present)		
		JUN 2005	Managing Director (to present)		
5	Kiminori	APR 1970	Entered Daiwa	10,000	None

Candidate No.	Name (Date of Birth)	Personal History and Representation of Other Companies		Number of Shares Held in the Company	Special Interest with the Company
	Nakagama (September 17, 1947)		House Industry Co., Ltd.		
		APR 1986	General Manager, Sales Dept., General Housing Business Division, Tokyo Branch Office		
		OCT 1988	Branch Manager, Tokyo Branch, Daiwa Rakuda Industry Co., Ltd.		
		JUN 1993	Director (to present) Deputy General Manager, Sales Division		
		APR 1996	In charge of East Japan Sales		
		MAY 1998	General Manager, Office System Business Dept.		
		JUN 1999	General Manager, Reform Business Dept.		
		JAN 2000	Regional Manager,		

Candidate No.	Name (Date of Birth)	Personal History and Representation of Other Companies		Number of Shares Held in the Company	Special Interest with the Company
			Chugoku & Shikoku Region		
		APR 2002	Regional Manager, Kinki Region		
			General Manager, Osaka Head Office		
		APR 2004	Regional Manager, Kyushu Region		
			Branch Manager, Fukuoka Branch		
		APR 2006	Regional Manager, Kanto Region (to present)		
			Regional Manager, Tohoku Region (to present)		
6	Masami Yokotake (July 2, 1947)	APR 1970	Entered Daiwa House Industry Co., Ltd.	7,000	None
		JUL 1992	Assistant Manager, Okayama Neopolis Office		
		OCT 1994	General Manager, Okayama Neopolis		

Candidate No.	Name (Date of Birth)	Personal History and Representation of Other Companies		Number of Shares Held in the Company	Special Interest with the Company
			Office		
		APR 1999	Branch Manager, Fukuoka Branch, Daiwa Rakuda Industry Co., Ltd.		
		JAN 2000	Regional Manager, Kyushu Region		
		APR 2002	Regional Manager, Chugoku & Shikoku Region (to present)		
		JUN 2003	Director (to present)		
		MAY 2005	Branch Manager, Okayama Branch (to present)		
7	Shuji Hashimoto (January 2, 1949)	AUG 1969	Entered Daiwa House Industry Co., Ltd.	24,000	None
		APR 2000	Assistant Manager, Construction & Production Promotion Dept., Housing Business Division		
		NOV 2000	Assistant Manager,		

Candidate No.	Name (Date of Birth)	Personal History and Representation of Other Companies		Number of Shares Held in the Company	Special Interest with the Company
			Cost Control Dept., Technology Division		
		APR 2001	Regional Manager, Chubu Region, Daiwa Rakuda Industry Co., Ltd. (to present)		
		OCT 2002	Branch Manger, Nagoya Branch		
		JUN 2003	Director (to present)		
8	Kunio Nishida (May 21, 1951)	APR 1970	Entered Daiwa House Industry Co., Ltd.	9,000	None
		OCT 1993	Assistant General Manger, Purchasing Section II, Production & Purchasing Division		
		APR 2000	Assistant General Manager, Purchasing Section, Nara Branch		
		APR 2002	Deputy General Manager, Osaka Head		

Candidate No.	Name (Date of Birth)	Personal History and Representation of Other Companies		Number of Shares Held in the Company	Special Interest with the Company
			Office, Daiwa Rakuda Industry Co., Ltd.		
			General Manager, Special Procurement Dept., Housing Equipment Business Division		
		APR 2003	General Manger, Housing Equipment Business Division (to present)		
		JUN 2003	Director (to present)		
9	Hiroshi Hirata (October 13, 1949)	APR 1968	Entered Daiwa House Industry Co., Ltd.	6,100	None
		APR 1991	General Manager, Sales Dept. I, Head Office Construction Business Division		
		OCT 2001	General Manager, Steel Pipe Structure & Construction Sales Office, Kobe Branch		
		APR 2002	General Manager,		

Candidate No.	Name (Date of Birth)	Personal History and Representation of Other Companies	Number of Shares Held in the Company	Special Interest with the Company
		Construction Business Division, Daiwa Rakuda Industry Co., Ltd. APR 2003 General Manager, Office System Business Division APR 2004 General Manager, Lease Business Division (to present) JUN 2004 Director (to present) OCT 2005 Regional Manager, Kinki Region (to present)		
10	Taiyo Kinoshita (June 30, 1947)	APR 1970 Entered Daiwa House Industry Co., Ltd. MAY 1984 General Manger, Comprehensive Technology Research, Construction, Production Research Center JUL 2003 General Manager, Design & Construction Promotion Dept.,	7,000	None

Candidate No.	Name (Date of Birth)	Personal History and Representation of Other Companies		Number of Shares Held in the Company	Special Interest with the Company
			Technology Division		
		APR 2004	Advisor to Daiwa Rakuda Industry Co., Ltd.		
		JUN 2004	Director (to present) General Manager, Product Development Division		
		MAY 2005	General Manager, Product Development Dept. (to present)		
11	❑ Morihide Matsuura (October 6, 1949)	APR 1972	Entered Daiwa House Industry Co., Ltd.	0	None
		OCT 1988	General Manager, Kurume Sales Office		
		APR 1994	Branch Manager, Oita Branch		
		APR 1996	General Manger, Oita-ken Region		
		APR 2001	Branch Manager, Hiroshima Branch		
		APR 2003	Executive Officer		
		APR 2006	Advisor to Daiwa Rakuda Industy Co.,		

68 of 74

Candidate No.	Name (Date of Birth)	Personal History and Representation of Other Companies	Number of Shares Held in the Company	Special Interest with the Company
		Ltd. (to present) In charge of Chugoku & Shikoku and Kyushu Regions (to present) Regional Manager, Kyushu Region (to present) Branch Manager, Fukuoka Branch (to present)		

Note: Candidates for directors who will be newly appointed are indicated by □ marks.

Proposal 5. Election of two statutory auditors

The auditor Mr. Mitsuo Funazu and Mr. Tsugio Hamada will resign his office at the time of close of the general meeting of shareholders. Therefore, the Company asks for election of two (2) statutory auditors including two (2) new statutory auditors. The Company has obtained consent from the Board of Auditors regarding submission of this proposal.

The candidates for statutory auditors are as follows.

Mr. Tatsushi Nishimura and Mr. Eiichi Takeda are candidates for outside statutory auditors.

Candidate No.	Name (Date of Birth)	Personal History and Representation of Other Companies		Number of Shares Held in the Company	Special Interest with the Company
1	□ Tatsushi Nishimura (December 21, 1949)	APR 1972	Entered Daiwa House Industry Co., Ltd.	0	None
		APR 2000	Executive Officer Take charge of Housing Design, Equipment and Product Development		
		APR 2002	Take charge of Housing Design and Equipment, Technology Division		
		APR 2003	General Manager, Design & Construction Promotion, Technology Division		

Candidate No.	Name (Date of Birth)	Personal History and Representation of Other Companies	Number of Shares Held in the Company	Special Interest with the Company
		(Housing Design Division) General Manager, Product Development Technology, Technology Division (in charge of Housing) JUN 2003 Director APR 2004 Managing Director General Manager, Technology Division (to present) APR 2006 Executive Managing Director (to present) Take charge of Information System (to present)		
2	□ Eiichi Takeda (December 1, 1947)	APR 1970 Entered Daiwa House Industry Co., Ltd. APR 1999 General Manager, Finance APR 2000 General Manager, Accounting of Head Office APR 2003 General Manager, Audit Office, Administration	0	None

Candidate No.	Name (Date of Birth)	Personal History and Representation of Other Companies		Number of Shares Held in the Company	Special Interest with the Company
		JUN 2003	Division Standing Auditor (to present)		

Note: Candidates for auditors who will be newly appointed are indicated by □ marks.

72 of 74

Class Shareholder Number Number of Voting Rights

Letter of Exercise of Voting Rights

To Daiwa Rakuda Industry Co., Ltd.

With regard to each proposal to be submitted to The 35th Ordinary General Meeting of Stockholders of Daiwa Rakuda Industry Co., Ltd. to be held on June 27, 2006 (including adjourned or postponed meetings), I will exercise my voting rights as expressed on the right-hand description (by marking either Approval or Disapproval with a circle).

Date: __________ , 2006

Proposal 1	Proposal 2	Proposal 3	Proposal 4	Proposal 5
Approval	Approval	Approval	Approval (except ________)	Approval (except ________)
Disapproval	Disapproval	Disapproval	Disapproval	Disapproval

With regard to each of above proposals, if there is neither expression of approval nor of disapproval, we deem that your approval is given to the proposal.

………………………… Cutoff Line ……………………………

Shareholder number:
Number of voting rights: _______
Number of shares held: _______ Shares
(Breakdowns of the number of shares held)
Number of shares registered on the list of shareholders: _______ Shares
Number of shares registered on the beneficial shareholder register: _______ Shares

Daiwa Rakuda Industry Co., Ltd.
The 35th Ordinary General Meeting of Shareholders

(Requests to Shareholders)

1. If you are attending the general meeting of shareholders, please submit this entire form, without cutting this section off, to the reception at the meeting venue.

2. If you are unable to attend the meeting, please send the Letter of Exercise of Voting Rights back to us by not later than 6.00 p.m. on June 26, 2006, after expressing your approval or disapproval on it.

3. With regard to the candidates of Proposal 4 and 5, if you disapprove some of them, please mark Approval with a circle and put the number assigned to the candidates whom you disapprove in parentheses (respective candidates are consecutively numbered in reference materials for the general meeting of shareholders annexed to the notice of convening).